United States
Securities and Exchange Commission

Form 12b-25
SEC File No. 000-52272
CUSIP No. 989775101

NOTIFICATION OF LATE FILING

(Check One):	☐Form 10-K and Form 10-KSB; ☐Form 20-F; ☐Form 11-K; ☒Form 10-Q and Form 10-QSB; ☐Form N-SAR

For Period Ended: March 31, 2008

___ Transition report on Form 10-K and Form 10-KSB
___ Transition Report on Form 20-F
___ Transition Report on Form 11-K
___ Transition Report on Form 10-Q
___ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.
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PART I: - REGISTRANT INFORMATION

ZULU ENERGY CORP.
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Full Name of Registrant

N/A
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Former Name if Applicable

122 N. Main Street, Sheridan, WY 82801
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code

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Former Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 14, 2008, Zulu Energy Corp. (the “Company”) announced its intention, as more fully disclosed in the Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2008, to restate its financials statements for the fiscal years ended June 30, 2007 and December 31, 2007 and for the quarter ended September 30, 2008 (collectively, the “Financial Statements”). The Company decided to restate the Financial Statements after determining that it previously misstated that the Company’s authorized shares of common stock was 500 million when, in fact, it was 100 million and misstated the par value of its common stock; specifically, the Company incorrectly reported the par value of its common stock to be $0.0001 when, in fact, the par value of its common stock is $0.001. The Company is working diligently to complete the restatement of the Financial Statements as expeditiously as possible. Due to the efforts of the Company to complete the restatement of the Financials Statements, the Company is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2008 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Satyendra Deshpande	(716) 400-1664
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As more fully disclosed in the Current Report on Form 8-K that the Company filed with the SEC on December 27, 2007, in December 2007 the Company entered into a Share Exchange Agreement and Plan of Reorganization pursuant to which the Company acquired (the “Transaction”) Nyati Mauritius Limited (“Nyati Mauritius”). For accounting purposes, this Transaction was deemed to be a reverse merger with Nyati Mauritius being the accounting acquirer and requiring the financial statements of Nyati Mauritius to become the primary financial statements of the Company. The Company’s results of operations for the quarter ended March 31, 2008 will differ from previous reported results of operations from the corresponding period for the last fiscal year due to the Transaction. In completing the results of operations for the quarter ended March 31, 2008, the Company will be utilizing the financial statements of Nyati Mauritius for the previous year and cannot reasonably estimate the results of operations and is currently in the process of preparing the financial results of operations of such prior period.

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ZULU ENERGY CORP.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2008	By:	/s/ Satyendra Deshpande
Satyendra Deshpande, Chief Financial Office